Exhibit 99.7

FORBES MEDI-TECH INC.

CHARTER OF THE AUDIT COMMITTEE

As Reviewed and Approved September 18, 2008

Audit Committee Charter

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Forbes Medi-Tech Inc. (the “Company”) is set forth below.  It is acknowledged that the Company is subject to the requirements regarding audit committees and financial reporting of the Toronto Stock Exchange, The Nasdaq Capital Market and any other exchange on which the Company’s shares may be listed from time to time (collectively, the “Exchanges”) and the rules and regulations of applicable Canadian securities commissions and the United States Securities and Exchange Commission (the “SEC”).

Role of Audit Committee

The Committee shall assist the Board in fulfilling its responsibility for oversight and monitoring of (a) the integrity of the Company's financial accounting and reporting, (b) the system of internal financial controls established by management, (c) the performance and adequacy of the Company’s internal audit function and independent auditors, (d) the independent auditors’ qualifications and independence, and (e) the compliance by the Company with legal and regulatory requirements.

The Committee shall prepare reports required to be prepared by audit committees under the rules and requirements of applicable Canadian securities commissions and the Exchanges.

Authority to Retain Experts

The Committee shall have the authority to retain outside counsel or other advisors as the Committee determines is necessary or appropriate to assist it in fulfilling its responsibilities.

Reporting

The Audit Committee shall report to the Board.

Appointment and Composition

The Committee and its Chair shall be appointed by the Board.  The Chair shall be a member of the Committee.

The Committee shall consist of at least three directors.

All members of the Committee shall:

(a)

be independent, within the meaning of:

(i)

National Instrument 52-110;

(ii)

Nasdaq marketplace Rule 4200(a)(15); and

(iii)

Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)

not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years;

(c)

be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement; and

(d)

have a working familiarity with basic finance and accounting practices, and have experience with reviewing and approving public company financial statements, either as part of management or as a member of a public company’s audit committee.

At least one of the members of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

So long as the Company is subject to reporting obligations under the Securities Exchange Act of 1934, as amended, the Committee shall have at least one member that qualifies as an audit committee financial expert, as identified by the Board.  For purposes hereof, an “audit committee financial expert” shall be as defined by the SEC, and at the date of adoption hereof, means a person who has the following attributes:

(a)

an understanding of generally accepted accounting principles and financial statements;

(b)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)

an understanding of internal controls over financial reporting; and

(e)

an understanding of audit committee functions.

The “audit committee financial expert” shall have acquired such attributes through:

(a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)

other relevant experience.

Duties

The Committee shall:

1.

Provide for an open avenue of communications between the independent auditors, management and the Board and, at least once annually, meet with the independent auditors independently of management.  The independent auditors shall report directly to the Committee.

2.

Be directly responsible for the compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting, for the purpose of issuing an audit report or related work.

3.

Have the sole authority to appoint or replace the independent auditors (subject, if applicable, to shareholder ratification) and regarding the selection, fee arrangements, appointment or termination of the independent auditors. The independent auditors shall be ultimately accountable to the Board and the Committee, as representatives of the shareholders.

4.

Obtain and review, on at least an annual basis, a formal written statement from the independent auditors regarding (a) the independent auditors’ internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditors and the Company.  Evaluate the qualifications, performance and independence of the independent auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of management and internal auditors.  The Committee shall present its conclusions with respect to the independent auditors to the Board.

5.

Review and approve the independent auditors' annual engagement letter.

6.

Review and pre-approve audit and permitted non-audit related services as outlined in the Audit Pre-approval Policy reviewed and approved on September 18, 2008.

7.

Review with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the independent auditors or management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for management; (c) their evaluation of the adequacy and effectiveness of the Company’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with management; (e) cooperation received from management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting the Company; and (g) significant changes to the Company’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditors or management.

8.

Discuss with management and the independent auditors any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and management’s assessment of the steps taken to monitor, control and minimize such risk.

9.

Review with management and the independent auditors the Company’s audited annual consolidated financial statements and make a recommendation to the Board as to approval thereof.

10.

Review with management and, when reviewed by the independent auditors, with the independent auditors, the Company’s unaudited quarterly financial statements and make a recommendation to the Board as to approval thereof.

11.

Review and discuss with management and the independent auditors significant reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including estimates, reserves, accruals, write downs, judgmental areas, audit adjustments, difficulties encountered in performing any audit, and such other review as may be appropriate.

12.

Review and discuss with management and the independent auditors significant issues regarding auditing and accounting principles, including critical accounting policies, and any significant changes in the Company’s selection or application of such accounting principles and policies.

13.

Review and discuss with senior management, the senior audit executive and the independent auditors the Company’s internal controls report and the independent auditors’ attestation report prior to filing the Company’s annual report with the SEC.

14.

Monitor the audit partners’ rotation as required by law.

15.

Obtain from the independent auditors assurance that Section 10A(b) of the Exchange Act has not been implicated.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board.

17.

Annually review the Committee’s own performance.

18.

Perform such other functions as assigned by law, the Company's bylaws or as the Board deems necessary and appropriate.

Committee Meetings and Board Reporting

Meetings will be held as required, but not less than quarterly.  The Committee shall meet periodically in separate executive sessions with management (including the chief financial officer and chief accounting officer) and the independent auditors, and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate.  The Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Minutes will be recorded.  The Committee shall make regular reports to the Board.

Funding

By the Board’s approval of this Charter, the Board confirms that the Committee shall be provided with appropriate funding, as determined by the Committee, in its capacity as a committee of the board of directors, for payment of:

(a)

compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

(b)

compensation to any advisers employed by the Committee; and

(c)

ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Complaints

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

Committee Charter Review and Approval

This Audit Committee Charter shall be reviewed, reassessed and approved by the Board annually.

The foregoing Charter of the Audit Committee was reviewed and approved by such Committee and by the Board of Directors on September 18, 2008.